SD

VF 4-21-04

04016901

TATES
.ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

APR 07 2004

SEC FILE NUMBER
8- 16881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 1, 2003 (MM/DD/YY) AND ENDING JANUARY 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTMINSTER SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WALL STREET
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL LUSKIND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTMINSTER SECURITIES CORPORATION, as of JANUARY 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-Chairman - CEO

Title

Marika Xirouhakis
Notary Public, State of New York
No. 01XI6073212
Qualified in New York County
My Commission Expires 4/15/06

Notary Public

MARIKA XIROUHAKIS NOTARY PUBLIC STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMINSTER SECURITIES CORPORATION

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Westminster Securities Corporation

We have audited the accompanying statement of financial condition of Westminster Securities Corporation as of January 31, 2004 and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westminster Securities Corporation as of January 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
March 31, 2004

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman Riverhead

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2004

ASSETS

Cash and cash equivalents	$ 330,736	
Securities owned, at market value	631,941	
Due from clearing broker	421,515	
Due from floor broker	16,346	
Prepaid expenses	45,365	
Secured demand notes	1,000,000	
Property and equipment, net	185,175	
Other assets	165,631	
Security deposit	115,000	
TOTAL ASSETS		$ 2,911,709

The accompanying notes are an integral part of these financial statements.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value	$ 189,546	
Accounts payable and accrued expenses	947,499	
Income taxes payable	55,913	
TOTAL LIABILITIES		$ 1,192,958
SUBORDINATED BORROWINGS		1,000,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, class "A" voting, $1.00 par value; 1,000 shares authorized; 1,000 shares issued and outstanding	1,000	
Common stock, class "B" non-voting $2.00 par value; 1,000 shares authorized; issued and outstanding - none	--	
Additional paid-in capital	218,622	
Retained earnings	499,129	
TOTAL STOCKHOLDERS' EQUITY		718,751
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,911,709

The accompanying notes are an integral part of these financial statements.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended January 31, 2004

REVENUES		
Commissions	$ 8,902,042	
Trading gains, net	813,236	
Underwriting and consulting fees	1,287,255	
Interest	148,622	
TOTAL REVENUES		$ 11,151,155
EXPENSES		
Employee compensation and benefits	4,972,674	
Officers' compensation and benefits	1,269,181	
Floor brokerage, exchange and clearance fees	134,253	
Interest	129,825	
Subscriptions and research	1,170,020	
Office	657,597	
Tickers, quotation services and telephone	711,757	
Insurance	344,346	
Dues and exchange fees	173,015	
Professional fees	350,335	
Rent	673,907	
Travel and entertainment	20,655	
Depreciation and amortization	73,949	
TOTAL EXPENSES		10,681,514
INCOME BEFORE OTHER INCOME AND INCOME TAXES		469,641
OTHER INCOME		
Gain on settlement of debt		52,511
INCOME BEFORE INCOME TAXES		522,152
INCOME TAXES		86,029
NET INCOME		$ 436,123

The accompanying notes are an integral part of these financial statements.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended January 31, 2004

	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Subscription Receivable	Total
BEGINNING BALANCE- February 1, 2003	1,000	$ 1,000	$ --	$ 218,622	$ 63,006	$ (30,122)	$ 252,506
Reduction of subscription receivable						30,122	30,122
Net income	--	--	--	--	436,123	--	436,123
ENDING BALANCE- January 31, 2004	1,000	$ 1,000	$ --	$ 218,622	$ 499,129	$ --	$ 718,751

The accompanying notes are an integral part of these financial statements.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Year Ended January 31, 2004

BEGINNING BALANCE - February 1, 2003	$	900,000
Increase:		
Issuance of subordinated note		100,000
ENDING BALANCE - January 31, 2004	$	1,000,000

The accompanying notes are an integral part of these financial statements.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended January 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 436,123
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 73,949	
Gain on settlement of debt	(52,511)	
Changes in operating assets and liabilities:		
Securities owned, at market value	(292,136)	
Due from clearing broker	(168,846)	
Due from floor brokers	24,349	
Prepaid expenses	20,527	
Other assets	(113,824)	
Securities sold, not yet purchased, at market value	16,264	
Accounts payable and accrued expenses	223,583	
Income taxes payable	55,913	
TOTAL ADJUSTMENTS		(212,732)
NET CASH PROVIDED BY OPERATING ACTIVITIES		223,391
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(84,269)	
Collection of advances to traders	144,000	
NET CASH PROVIDED BY INVESTING ACTIVITIES		59,731
CASH USED IN FINANCING ACTIVITIES		
Repayment of note payable		(97,489)

The accompanying notes are an integral part of these financial statements.

NET INCREASE IN CASH AND CASH EQUIVALENTS	$	185,633
CASH AND CASH EQUIVALENTS - February 1, 2003		145,103
CASH AND CASH EQUIVALENTS - January 31, 2004	$	330,736

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	127,276
Income taxes	$	14,326
Non-cash investing and financing activities:		
Offset of subscription receivable against accrued compensation due to stockholder	$	30,122

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business
Westminster Securities Corporation (the "Company") is engaged in the business of a broker and dealer as those terms are defined in the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange ("NYSE").

The Company has engaged a clearing broker, on a fully disclosed basis, to perform all trade, settlement and related activities under a clearing agreement. The Company pays the clearing broker for clearing services in accordance with terms as specified in the clearing agreement.

Cash and Cash Equivalents
The Company considers all short-term investments with maturity of three months or less when purchased to be cash equivalents.

Securities Transactions and Revenue Recognition
Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade-date basis. Proprietary securities transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities owned and securities sold, not yet purchased, consist of trading securities at market value. The difference between the proceeds received from securities owned and securities sold, not yet purchased and the current market value is included in trading gains, net.

Underwriting fees arise from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recorded at the time the underwriting is completed. Consulting fees are earned monthly as services are rendered.

Property and Equipment
Property and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred; cost of major additions and betterments are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the estimated useful lives of the asset or the length of the related lease.

NOTE 1 - Summary of Significant Accounting Policies, continued

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the difference are expected to reverse. In addition, the Company also recognizes deferred tax assets for future tax benefits, such as net operating loss ("NOL") carryforwards, to the extent that realization of such benefits is more likely than not.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of Credit Risk

The Company is engaged in trading and a broad range of securities brokerage and investment services to a diverse retail and institutional clientele. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing firm to extend credit to their clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of their customers and each counterparty. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at January 31, 2004, at market the values of the related securities and will incur a loss if the market value of these securities increases subsequent to January 31, 2004.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The Company has cash balances in banks in excess of the maximum amount insured by the FDIC as of January 31, 2004.

NOTE 2 - Secured Demand Notes and Subordinated Borrowings

During the year ended January 31, 2004, the Company issued a secured demand note of $100,000 to a stockholder bringing both the aggregate secured demand notes receivable and subordinated borrowing payable to $1,000,000. The secured demand notes at January 31, 2004 are collateralized by cash and state municipal bonds in the amounts of $420,500 and $896,300, respectively and are approved by the NYSE. The related subordinated borrowings are payable to three stockholders of the Company and consist of notes bearing interest at 6% per annum, $600,000 of which are due on September 4, 2005 and the remaining $400,000 are due on July 15, 2006 and have an automatic renewal clause to extend the maturity date each year. The Company has agreed to pay interest on the subordinated borrowings at 6% per annum on the ending monthly balance of the collateral for the secured demand notes. The secured demand notes of $1,000,000 were available to compute net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule. The borrowings are subordinated to the claims of the present and future general creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements.

Interest expense on the subordinated borrowings for the year ended January 31, 2004 amounted to $78,664. At January 31, 2004, accrued interest on subordinated borrowings was $84,715.

NOTE 3 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased at January 31, 2004 consists of trading and investment securities at quoted market values, and are as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$631,941	$189,346
Options	--	200
	$631,941	$189,546

NOTE 4 - Property and Equipment

Property and equipment is comprised of the following at January 31, 2004:

	Amount	Estimated Useful Lives
Computer and office equipment	$291,279	5 years
Furniture and fixtures	66,018	7 years
Computer software	9,216	3 years
Leasehold improvements	73,405	Life of lease
	439,918	
Less: accumulated depreciation and amortization	254,743	
Property and Equipment, Net	$185,175	

Depreciation and amortization expense for the year ended January 31, 2004 was $73,949.

NOTE 5 - Related Party Transactions

Included in accounts payable and accrued expenses at January 31, 2004 is accrued compensation due to stockholders of $19,666.

During the year ended January 31, 2004, the Company offset accrued compensation due to a stockholder of $30,122 against the remaining portion of the subscription receivable.

NOTE 6 - Income Taxes

The provision for income taxes for the year ended January 31, 2004 consists exclusively of the current income tax provision and includes the following:

Current:	
Federal	$12,589
State and local	73,440
	$86,029

NOTE 6 - Income Taxes, continued

The Company utilized a federal NOL carryforward of approximately $294,000 to reduce federal taxable income during the year ended January 31, 2004. The utilization of the NOL gave rise to a tax benefit of $73,943. In addition, the Company utilized federal tax credit carryforwards resulting from the New York Liberty Zone Business Employee Credit of approximately $48,000 as an offset against the federal income tax liability at January 31, 2004.

As a result of the utilization of the federal NOL carryforwards and federal tax credits disclosed above, the valuation allowance against deferred tax assets decreased by $181,943 for the year ended January 31, 2004. At January 31, 2004, the Company has no significant remaining deferred tax assets or liabilities.

NOTE 7 - Commitments and Contingencies

Lease Commitments

The Company has a non-cancelable operating lease for office space, which expires in August 2012. The lease agreement includes provisions requiring the Company to pay its proportionate shares of utilities, operating costs and real estate taxes. In addition, the Company leases a New York Stock Exchange seat at an annual rate of $190,000 per year under an agreement expiring February 2005. Rent expense under these leases for the year ended January 31, 2004 was approximately $674,000. Also, the Company leases vehicles, and other equipment under various operating leases expiring on various dates through July 2006. Lease expense under these equipment leases for the year ended January 31, 2004 was approximately $69,000. Future minimum annual rentals under the above non-cancelable operating leases as of January 31, 2004 are as follows:

For the Year Ending January 31,	Total	Office and Seat Leases	Equipment Leases
2005	$ 508,597	$ 440,919	$67,678
2006	257,054	250,919	6,135
2007	250,919	250,919	--
2008	263,043	263,043	--
2009	280,011	280,011	--
Thereafter	956,694	956,694	--
Total	$2,516,318	$ 2,442,505	$73,813

NOTE 7 - Commitments and Contingencies, continued

Letter of Credit

In connection with the lease for its corporate office, the Company is required to maintain a standby letter of credit for approximately $115,000 for the purpose of collateralizing future lease payments. The letter of credit is collateralized by a certificate of deposit of $115,000 included as a security deposit in the Statement of Financial Condition.

Legal Matters

In the normal course of the Company's business, the Company from time to time is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters, that the resolution of all claims presently pending would not have a material adverse effect on the financial condition of the Company.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2004, the Company's net capital amounted to $1,099,143, which was $893,643 in excess of its required net capital of $205,500. The Company's net capital ratio was .91 to 1.

SCHEDULE I

WESTMINSTER SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		January 31, 2004
NET CAPITAL		
Total stockholders' equity		$ 718,751
Add: Subordinated borrowings allowable in computation of net capital		1,000,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED BORROWINGS		1,718,751
DEDUCTIONS AND CHARGES		
Non-allowable assets:		
Securities owned, not readily marketable	$ 1,761	
Prepaid expenses	45,365	
Property and equipment, net	185,175	
Other assets	165,631	
Security deposit	115,000	
TOTAL DEDUCTIONS AND CHARGES		512,932
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		1,205,819
HAIRCUTS ON SECURITIES		
Stocks and warrants	99,297	
Options	2,750	
Undue concentrations	4,629	
TOTAL HAIRCUTS ON SECURITIES		106,676
NET CAPITAL		$ 1,099,143

See independent auditors' report.

WESTMINSTER SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

		January 31, 2004
AGGREGATE INDEBTEDNESS (A.I.)		
Accounts payable and accrued expenses	$ 947,499	
Income taxes payable	55,913	
TOTAL A. I.		$ 1,003,412
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 66,894
(b) Minimum net capital required of broker/dealer		$ 205,500
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 205,500
EXCESS NET CAPITAL		$ 893,643
EXCESS NET CAPITAL AT 1,000% (Net capital - 10% of A.I.)		$ 998,802
RATIO OF A.I. TO NET CAPITAL		.91 to 1

See independent auditors' report.

WESTMINSTER SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

January 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of January 31, 2004)

NET CAPITAL - As reported in the Company's Part II of the FOCUS Report (unaudited)		$ 1,089,001
AUDIT ADJUSTMENTS RELATING TO:		
Due from clearing broker	$ (35,314)	
Accounts payable and accrued expenses	12,084	
Income taxes payable	33,372	
TOTAL AUDIT ADJUSTMENTS		10,142
NET CAPITAL - Per this report		$ 1,099,143

See independent auditors' report.

SCHEDULE II

WESTMINSTER SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

January 31, 2004

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See independent auditors' report.

SCHEDULE III

WESTMINSTER SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

January 31, 2004

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See independent auditors' report.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Westminster Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of Westminster Securities Corporation (the "Company") for the year ended January 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
March 31, 2004